September 15, 2006	Ranga Nutakki Direct Phone: (612) 672-8311 Direct Fax: (612) 642-8311 ranga.nutakki@maslon.com

Via Federal Express

Ms. Tangela Richter
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Re:
El Capitan Precious Metals, Inc.
Amendment No. 4 to Registration Statement on Form SB-2
Filed August 25, 2006
File No. 333-131370

Form 10-KSB for the fiscal year ended September 30, 2005
Amended in Draft Form
Submitted August 25, 2006

Form 10-QSB for the quarter ended December 31, 2005
Amended in Draft Form
Submitted August 25, 2006

Dear Ms. Richter:

Please accept this letter as an additional supplemental response of El Capitan Precious Metals, Inc. (the “Company”) to the Company’s August 31, 2006 response letter to the Division of Corporation Finance of the Securities and Exchange Commission comment letter dated August 25, 2006 with respect to the filings with the Securities and Exchange Commission listed above. Please note that the Company has previously supplemented its response to this comment letter with a response letter dated September 8, 2006. The purpose of this supplemental response letter is to provide additional response to comments received pursuant to discussions between the Company and members of the Commission’s Staff. The topics of the Staff’s additional comments are separately identified below with a response following each.

Ms. Tangela Richter

September 15, 2006

We have enclosed herewith (by Federal Express only) two copies of the cover page and Part II of Amendment No. 6 to the Company’s Registration Statement on Form SB-2/A (the “Registration Statement”), together with two marked copies of the same (marked against the same sections of Amendment No. 5 to the Registration Statement filed on September 8, 2006). Except as otherwise noted, all references to page numbers in this letter are references to pages of the marked copies of the Registration Statement, as appropriate.

1. Comment Related to Power of Attorney

In discussions with the Staff, it was noted that the Company failed to provide an exhibit to the Registration Statement evidencing valid powers of attorney relating to the execution of the Registration Statement by the Company’s management.

As required by Item 601 of Regulation S-B, the Company has incorporated an Exhibit 24.1 properly disclosing powers of attorney of its management. (See Exhibit 24.1 to the Registration Statement.)

2. Comment Related to Auditor Consent

The Staff further noted that the auditor consent relating to the audit report of Epstein, Weber & Conover, PLC, the Company’s independent registered public accounting firm, attached as Exhibit 23.2 to Amendment No. 5 of the Registration Statement, did not accurately reference the amendment to the Registration Statement to which it applied.

After discussions with the Staff, the Company has obtained and filed as Exhibit 23.2 to Amendment No. 6 of the Registration Statement an appropriate consent from Epstein, Weber & Conover, PLC. (See Exhibit 23.2 to the Registration Statement.)

* * *

Please feel free to contact me at (612) 672-8311 or Bill Mower at (612) 672-8358 should you have any further questions.

Sincerely

/s/ Ranga Nutakki

Ranga Nutakki

cc:  Charles Mottley
Stephen Antol
William M. Mower